SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 19 July 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NAMA

19 July 2010

 __________________________________________________________________________________________________________________________________________________________

Update on Bank of Ireland Group's Participation in the National Asset Management Agency ("NAMA")

Bank of Ireland Group has completed and submitted to NAMA all of the due diligence material in respect of its Tranche 2 loans and associated derivatives amounting to €2.3bn in nominal value. These loans comprise €1.1bn of land and development loans and €1.2bn of associated loans.  The nominal value of the consideration to be received for these loans is expected to be approximately €1.5bn resulting in an estimated discount to gross book value (before impairment provisions) on these loans of approximately 34.9%.

As at 19 July 2010, Bank of Ireland Group has transferred €1.8bn (before impairment provisions) of these Tranche 2 loans to NAMA, comprising €1.0bn land and development loans and €0.8bn associated loans.  The nominal value of the consideration received for these loans transferred amounted to €1.1bn in Government guaranteed bonds and non-guaranteed subordinated bonds resulting in a gross loss on book value of approximately €0.7bn1 and an estimated discount to gross book value on these loans of approximately 38.5%.  The remaining Tranche 2 loans, which predominantly comprise associated loans, are expected to transfer to NAMA in due course.

As previously advised, the gross loss on disposal of Bank of Ireland Group Eligible Bank Assets to NAMA will be a function of three factors: the quantum of those loans, the mix of those loans, as between land and development and associated loans, and the discount that would apply to those loans.  The Group announced on 26 April 2010 that it believed that the discount on the total portfolio of €12.2bn expected to transfer to NAMA would be within the guidance of €4.8bn (before impairment provisions of €2.8bn at 31 December 2009) provided at the Extraordinary General Court of the Bank on 12 January 2010.  The Group made this statement on the basis of the discount arising on Tranche 1 coupled with the results of a valuation exercise on a sample of €6.0bn (approximately 50% of the loans which the Group expects to transfer to NAMA).  On the basis of the results of Tranche 1 and the anticipated results of Tranche 2 outlined above, the Group does not expect any material difference to the position announced on 26 April 2010.

However, as previously advised, significant uncertainties still remain as to the final discount which will be applicable to Bank of Ireland Group.  The Group will only be able to accurately quantify the ultimate gross loss on the transfer of all the Bank of Ireland Eligible Bank Assets to NAMA on completion of the relevant due diligence and the transfer of all the loans to NAMA.

1Prior to (i) any impairment previously recognised by the Group, (ii) the fair value adjustments in respect of any consideration received, (iii) any provision that may be required under accounting standards due to the ongoing cost of servicing these assets on behalf of NAMA, and (iv) taking account of the costs of the transfer.

For further information, please contact:

John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 76 623 4770

Forward Looking Statement

This document contains certain forward looking statements within the meaning of Section 21E of the US  Securities  Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's (the Group) plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, projected impairment losses, capital ratios, margins, future payment of dividends, the outcome of the current review of the Group's defined benefit pension schemes, estimates of capital expenditures, discussions with Irish, European and other regulators and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, costs of funding, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of the National Asset Management Agency, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues, and the availability of funding sources. Any forward looking statements speak only as at the date they are made. The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 19 July 2010